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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of November 2004

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

               Indicate by check mark whether the registrant files
              or will file annual reports under cover of Form 20-F
                                  or Form 40-F.

                         Form 20-F  [ X ]    Form 40-F [   ]
                                     ---                ---

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.


                             Yes [   ]           No [ X ]
                                  ---                ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.


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ISSUANCE OF EUROPEAN CALLABLE EMTN BY SHINHAN BANK

On November 24, 2004, Shinhan Bank, one of our major banking subsidiaries, decided to issue European Callable EMTN (the "Notes") in the aggregate principal amount of USD 30,000,000. The Notes are scheduled to be issued on December 14, 2004. The following is a detailed summary of terms and conditions of the issuance of the Notes.


1. Issuer                     : Shinhan Bank
2. Dealer                     : ABN AMRO Bank N.V.
3. Principal Amount           : USD 30,000,000
4. Trade Date                 : 24th November, 2004
5. Payment Date               : 14th December, 2004 (3 weeks after the Trade
                              Date)
6. Maturity Date              : 14th December, 2014, subject to Call Option
7. Issue Price                : 100.00% of Par
8. Redemption Price           : 100.00% of Par
9. Coupon                     : Year 1-3: 4.90%
                                Year 4-10: 5.10%
10. Call Option               : For value the Call Date, the Issuer shall have
                              the right, but not the obligation, to call the
                              notes in whole (but not in part) at 100% of Par,
                              by giving not less than 5 Business Days prior
                              notice.
11. Call Dates                : The third anniversary of the Payment Date




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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                        SHINHAN FINANCIAL GROUP CO., LTD.


                                        By /s/ Byung Jae Cho
                                        ---------------------------------
                                        Name: Byung Jae Cho
                                        Title: Chief Financial Officer

Date: November 25, 2004